UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 1*

Guardian Technologies International, Inc.

________________________________________________

(Name of Issuer)

Common Stock, par value $0.001 per share

________________________________________________

(Title of Class of Securities)

400710-10-5

________________________________

(CUSIP Number)

February 13, 2004

____________________________________________________

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            ___     Rule 13d-1(b)

            X         Rule 13d-1(c)

            ___     Rule 13d-1(d)

        *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400710-10-5
_________________________________________________________________

        1.     Names of Reporting Persons. Morrie Tobin
                IRS Identification Nos. of above persons (entities only).
_________________________________________________________________

        2.     Check the appropriate box if a member of a Group (See Instructions).
                (a)...................................................
                (b).X................................................
_________________________________________________________________

        3.     SEC Use Only..........................................
_________________________________________________________________

        4.     Citizenship or Place of Organization - Canada
_________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -- -0-
__________________________________________________

6. Shared Voting Power -- 2,300,000
__________________________________________________

7. Sole Dispositive Power -- -0-
__________________________________________________

8. Shared Dispositive Power -- 2,300,000

          9.   Aggregate Amount Beneficially Owned by Each Reporting Person -- 2,300,000
____________________________________________________________________________

        10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
                Instructions) _______________
_______________________________________________________________________

        11.   Percent of Class Represented by Amount in Row (9) -- 14.9%
_________________________________________________________________

        12.   Type of Reporting Person (See Instructions) -- IN

CUSIP No. 400710-10-5
_______________________________________________________________________

        1.     Names of Reporting Persons. Gale Tobin
                IRS Identification Nos. of above persons (entities only).
_______________________________________________________________________

        2.     Check the appropriate box if a member of a Group (See Instructions).
                (a)...................................................
                (b).X................................................
_______________________________________________________________________

        3.     SEC Use Only..........................................
_______________________________________________________________________

        4.     Citizenship or Place of Organization - Canada
_______________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -- -0-
_____________________________________________________

6. Shared Voting Power -- 1,568,761
_____________________________________________________

7. Sole Dispositive Power -- -0-
_____________________________________________________

8. Shared Dispositive Power -- 1,568,761

          9.     Aggregate Amount Beneficially Owned by Each Reporting Person -- 1,568,761
____________________________________________________________________________

        10.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
                  Instructions) _________________
____________________________________________________________________________

        11.     Percent of Class Represented by Amount in Row (9) -- 10.2%
____________________________________________________________________________

        12.     Type of Reporting Person (See Instructions) -- IN

CUSIP No. 400710-10-5

_________________________________________________________________

        1.     Names of Reporting Persons. Tobin Family Trust
                IRS Identification Nos. of above persons (entities only).
_________________________________________________________________

        2.     Check the appropriate box if a member of a Group (See Instructions).
                (a)...................................................
                (b).X................................................
_________________________________________________________________

        3.     SEC Use Only..........................................
_________________________________________________________________

        4.     Citizenship or Place of Organization - Canada
_________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -- -1,568,761
_____________________________________________________

6. Shared Voting Power -- -0-
_____________________________________________________

7. Sole Dispositive Power -- 1,568,761
_____________________________________________________

8. Shared Dispositive Power -- -0-

          9.     Aggregate Amount Beneficially Owned by Each Reporting Person --1,568,761
___________________________________________________________________________

        10.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
                   Instructions) _________________
___________________________________________________________________________

        11.     Percent of Class Represented by Amount in Row (9) -- 10.2%
_________________________________________________________________

        12.     Type of Reporting Person (See Instructions) -- OO

CUSIP No. 400710-10-5

_________________________________________________________________

        1.     Names of Reporting Persons. Max Tobin Family Trust
                IRS Identification Nos. of above persons (entities only).
_________________________________________________________________

        2.     Check the appropriate box if a member of a Group (See Instructions).
                (a)...................................................
                (b).X................................................
_________________________________________________________________

        3.     SEC Use Only..........................................
_________________________________________________________________

        4.     Citizenship or Place of Organization - Canada
_________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -- 731,239
_____________________________________________________

6. Shared Voting Power -- -0-
_____________________________________________________

7. Sole Dispositive Power -- 731,239
_____________________________________________________

8. Shared Dispositive Power -- -0-

          9.     Aggregate Amount Beneficially Owned by Each Reporting Person -- 731,239
______________________________________________________________________________

        10.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
                  Instructions) _________________
______________________________________________________________________________

        11.     Percent of Class Represented by Amount in Row (9) -- 4.8%
 ______________________________________________________________________________

        12.     Type of Reporting Person (See Instructions) -- OO

Item 1.

        (a)     Name of Issuer - Guardian Technologies International, Inc.

        (b)     Address of Issuer's Principal Executive Offices -
                    21351 Ridgetop Circle, Suite 300, Dulles, VA 20166

Item 2.

        (a)     Name of Persons Filing - Morrie Tobin; Gale Tobin; Tobin Family Trust; Max Tobin Family Trust.

        (b)     Address of Principal Business Office or, if none, Residence -
                  40 Bassano Road, Toronto, Ontario M2N-2K1

        (c)     Citizenship/Place of Organization - Canada

        (d)     Title of Class of Securities - Common Stock, $0.001 par value

        (e)     CUSIP Number - 4007-10-5

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned: 2,300,000

1,568,761 of the shares are owned by the Tobin Family Trust, of which Morrie Tobin and his wife, Gale Tobin, are the trustees. 731,239 of the shares are owned by the Max Tobin Family Trust, of which Morrie Tobin and his father, Max Tobin, are trustees.

        (b) Percent of class: 14.9% based on 15,371,500 shares of common stock outstanding.

        (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: the Tobin Family Trust, has sole voting power with respect to 1,568,761 shares held by the Tobin Family Trust, and the Max Tobin Family Trust has sole voting power with respect to 731,239 of the shares, which are held by the Max Tobin Family..

(ii) Shared power to vote or to direct the vote: Morrie Tobin and Gale Tobin, acting as trustees, have shared voting power with respect to 1,568,761 shares held by the Tobin Family Trust, and Morrie Tobin and Max Tobin, acting as trustees of the Max Tobin Family Trust, have shared voting power with respect to the 731,239 shares held by the Max Tobin Family Trust.

(iii) Sole power to dispose or to direct the disposition of: The Tobin Family Trust has sole dispositive power with respect to the 1,568,239 shares held by the Tobin Family Trust.  The Max Tobin Family Trust has sole dispositive power with respect to 731,239 of the shares, which are held by the Max Tobin Family Trust.

(iv) Shared power to dispose or to direct the disposition of: Morrie Tobin and Gale Tobin, acting as trustees of the Tobin Family Trust, have shared dispositive power with respect to 1,568,239 shares held by the Tobin Family Trust, and Morrie Tobin and Max Tobin, acting as trustees of the Max Tobin Family Trust, have shared dispositive power with respect to the 731,239 shares held by the Max Tobin Family Trust.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1).

Item 5. Ownership of Five Percent of Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

        The Max Tobin Family Trust ceased to be the beneficial owner of more than 5% of the class of securities.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

        If a group has filed this schedule pursuant to § 240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to § 240.13d-1(c) or § 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

        (a) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

        (b) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2004
Date

/s/ Morrie Tobin
Signature
Name:	Morrie Tobin
Title:	Trustee of the Tobin Family Trust
Trustee of Max Tobin Family Trust

/s/ Gale Tobin
Signature
Name:	Gale Tobin
Title:	Trustee of the Tobin Family Trust

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)